July 27, 2012

Securities and Exchange Commission

Attn: Ms. Peggy Kim

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Lighting Science Group Corporation
Amendment No. 1 to Schedule TO-I filed July 16, 2012
File No. 005-42472

Dear Ms. Kim:

In conjunction with the responses to the letter dated July 20, 2012, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Amendment No. 1 to Schedule TO-I of Lighting Science Group Corporation (the “Company”) filed on July 16, 2012, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Lighting Science Group Corporation

By:	/s/ Zvi Raskin
Name: Zvi Raskin
Title: General Counsel